Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Core Laboratories N.V.:

We consent to the use of our reports dated February 10, 2020, with respect to the consolidated balance sheets of Core Laboratories N.V. and subsidiaries as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes and financial statement schedule II, and the effectiveness of internal control over financial reporting as of December 31, 2019, which incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

Our report refers to a change in accounting for leases due to the adoption of the provisions of Accounting Standards Codification Topic 842, Leases.

/s/ KPMG LLP

Houston, Texas

August 13, 2020